Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6883)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION RELATING TO

THE PHILIPPINE PROJECT

Melco Crown Entertainment Limited (“Melco Crown Entertainment” or the “Company”) (SEHK: 6883) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, refers to its announcement dated July 5, 2012 (the “Previous Announcement”) in relation to the memorandum of agreement entered into between an indirect wholly-owned subsidiary of the Company, SM Group, Belle and PremiumLeisure and Amusement, Inc. (“PLAI”) in connection with the development of the Project.

The Board is pleased to announce that on October 25, 2012, MCE Leisure (an indirect subsidiary of the Company), SMIC, Belle and PLAI (SMIC, Belle and PLAI collectively known as the “Philippine Parties”) signed a cooperation agreement (the “COA”) to, among other things, regulate the relationship of the Philippine Parties and the MCE Parties, and provide for the contribution of certain amounts to the Project on and from Closing. The relationship, rights and obligations of the Philippine Parties and the MCE Parties as Licensees under the COA will take effect on and from Closing.

The COA stipulates, among other things, that on Closing the Licensees shall: (i) designate MCE Leisure as the Special Purpose Entity; (ii) appoint MCE Leisure as the sole and exclusive representative of the Licensees in connection with the Casino License and the operation and management of the Project; and (iii) agree that MCE Leisure shall have the exclusive management, operation and control of the Project on the terms of the Operating Agreement.

Under the COA, the Licensees’ contribution to the Investment Commitment shall be as follows:

(i)	for US$650 million (the “Initial Investment”):

(a)	the Philippine Parties agree to contribute to the Project, the Land and Building Structures (including Podium Façade), having an aggregate value as determined by PAGCOR of not less than US$325 million; and

(b)	MCE Leisure agrees to contribute to the Project the fit-out and furniture, gaming equipment, additional improvements, inventory and supplies as well as intangible property and entertainment facilities inside or outside of the Building Structures, with an aggregate value as determined by PAGCOR of not less than US$325 million; and

(ii)	for the remaining amount of the Investment Commitment (the “Remaining Contribution”), being US$350 million, the Philippine Parties and MCE Leisure will make equal contributions of US$175 million to the Project.

The Parties (The Philippine Parties and the MCE Parties, together as the “Parties”) agree that any working capital contributed to the Project by the MCE Parties or any of the MCE Designated Entities after the Opening shall be counted towards, and taken into account for the purposes of determining, the amount contributed by MCE Leisure as set forth above.

MCE Leisure’s total investment to the Project up to the Opening is expected to be approximately US$600 million, which is to be contributed by a combination of cash, cash flow and debt financing.

In addition to the COA, the Closing Arrangement Agreement (“CAA”) and the Lease Agreement have been entered into by the Parties. The CAA is intended to facilitate Closing and specifies the conditions to Closing. The rights and obligations of the Lease Agreement will not be effective until Closing. The Operating Agreement will be signed on Closing.

The Operating Agreement will govern the operation of the Project with a term commencing from the date of signing of the Operating Agreement until the expiry of the Casino License (currently expected to be on July 11, 2033). Pursuant to the Operating Agreement, MCE Leisure will be appointed as the sole and exclusive operator and manager of the Project.

It is intended under the Operating Agreement that in consideration of PLAI agreeing to the appointment of MCE Leisure as the Special Purpose Entity in place of PLAI, MCE Leisure shall pay to PLAI certain monthly payments (“Monthly Payment”) to be derived from the gaming revenues generated from the Project. In addition, MCE Leisure shall be entitled to retain all profits from non-gaming operations and shall be responsible for the license fee to PAGCOR under the Casino License and all applicable costs and expenses relating to the operation and management of the Project. The aforesaid license fee, costs and expenses shall be deducted in calculating the applicable Monthly Payments.

As the highest applicable percentage ratio (as defined in Chapter 14 of the Listing Rules) in respect of the Transaction exceeds 5% but is less than 25%, the Transaction constitutes a discloseable transaction for the Company under Rule 14.08 of the Listing Rules.

The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

BACKGROUND

Unless otherwise stated or defined in this announcement, terms used herein shall have the same meanings as those defined in the Previous Announcement.

Reference is made to the Previous Announcement in relation to the memorandum of agreement entered into between MPEL Projects Limited, an indirect wholly-owned subsidiary of the Company, SM Group, Belle and PLAI.

The Board and the Company are pleased to announce that the agreement referred to as the Consortium Agreement in the Previous Announcement, now taking the form of the COA, has been entered into by the Parties. The CAA, the Lease Agreement and the COA have been signed by MCE Leisure and the relevant Philippine Parties, but the Lease Agreement and the COA will not come into effect until Closing. The Operating Agreement (the “Operating Agreement”) will be signed on Closing.

TERMS OF THE COA

Date

October 25, 2012

Parties

(1)	SMIC, for itself and on behalf of the other companies of the SM Group;

(2)	Belle;

(3)	PLAI;

(SMIC, Belle and PLAI shall each be known as a “Philippine Party”, and collectively as the “Philippine Parties”); and

(4)	MCE Leisure, for itself and on behalf of MCE Holdings and MCE Holdings 2,

(MCE Holdings, MCE Holdings 2 and MCE Leisure shall each be known as an “MCE Party” and collectively as the “MCE Parties”)

(SMIC, each of the other companies of the SM Group, Belle, PLAI, and the MCE Parties shall each be known as a “Party”, and collectively as the “Parties”).

Powers and Responsibilities of the Parties

The COA governs, with effect on and from Closing, the relationship and the rights and obligations of the Philippine Parties and the MCE Parties as Licensees.

The Parties acknowledge that on Closing the Licensees irrevocably: (i) designate MCE Leisure as the Special Purpose Entity having the powers, rights, duties and obligations conferred on, or reserved to, that entity under the Casino License; (ii) appoint MCE Leisure as the sole and exclusive representative of the Licensees in connection with the Casino License and the operation and management of the Project; and (iii) agree that MCE Leisure shall have the exclusive management, operation and control of the Project on the terms of the Operating Agreement.

A Licensee shall not use the Casino License for any business or operations other than the Project, unless otherwise agreed in writing by all the Licensees.

Whilst MCE Leisure, as the Special Purpose Entity, shall be the sole representative of the Licensees (in their capacity as Licensees only). In connection with the Casino License and the operation and management of the Project, the Licensees shall, among other things: (i) do all things reasonably required by MCE Leisure to ensure that the Casino License is valid and subsisting at all times; and the Casino License is complied with at all times; and (ii) do all things reasonably required by MCE Leisure to apply for, or in connection with, any extension of the Casino License prior to its expiry.

The Philippine Parties shall be solely liable for: (i) any arrangement, agreement, understanding, commitment, obligation or liability to any person entered into or incurred by any or all of the named licensees and holders of the Casino License (including on behalf of all of them) prior to Closing without the prior written consent of the MCE Parties; and (ii) any breach (or potential breach) of the Casino License, on or prior to Closing (whenever occurs).

MCE Leisure shall be solely responsible for the commencement, settlement or defence of any claim, dispute, action or proceedings by or against any person in connection with the Casino Licensee or the operation, management or maintenance of the Project, except in certain circumstances. The costs of any claim, dispute, action or proceedings commenced, settled or defended by MCE Leisure shall be borne by the Philippine Parties and the MCE Parties equally unless a non-appealable judgment of other final adjudication has established that such claim, dispute, action or proceeding was a result of the Philippine Parties’ or MCE Parties’ gross negligence, wilful misconduct or bad faith, in which case the costs shall be payable by the Philippine Parties or the MCE Parties (as applicable).

Prohibition against Assignment

No Licensee shall assign, transfer or convey its rights and interests in the Casino License except under certain circumstances, or without the prior written consent of the other Licensees and the prior written approval of PAGCOR, and subject to other relevant conditions in the COA.

Contributions of Licensees

As mentioned in the Previous Announcement, under the terms of the Provisional License, PAGCOR requires a minimum investment of US$650 million prior to the start of commercial operations and a total of US$1 billion for the entire Project.

Under the COA, the Licensees’ contribution to the Investment Commitment shall be as follows:

(i)	for US$650 million (“Initial Investment”):

(a)	the Philippine Parties agree to contribute to the Project, the Land and Building Structures (including Podium Façade), having an aggregate value as determined by PAGCOR of not less than US$325 million; and

(b)	MCE Leisure agrees to contribute to the Project the fit-out and furniture, gaming equipment, additional improvements, inventory and supplies as well as intangible property and entertainment facilities inside or outside of the Building Structures, with an aggregate value as determined by PAGCOR of not less than US$325 million; and

(ii)	for the remaining amount of the Investment Commitment (“Remaining Contribution”), being US$350 million, the Philippine Parties and MCE Leisure will make equal contributions of US$175 million to the Project.

The Parties agree that any working capital contributed to the Project by the MCE Parties or any of the MCE Designated Entities after the Opening shall be counted towards, and taken into account for the purposes of determining, the amount contributed by MCE Leisure as set forth above.

With regard to the Remaining Contribution, the Licensees agree that, if MCE Leisure determines that a contribution is required to be made by the Licensees towards the Investment Commitment, it shall serve a notice on each Licensee specifying the required details and convening a meeting for the purposes of considering and approving the submission of the proposal to PAGCOR for its consideration and review.

The Licensees agree that the Investment Commitment will be contributed as follows:

(i)	in the case of the Land, on Closing;

(ii)	in the case of the Building Structures, in relation to such structures as are constructed on the Land, on Closing, and thereafter on a daily basis as the structures are constructed (or any maintenance or repair undertaken);

(iii)	in relation to value to be contributed, or caused to be contributed, by MCE Leisure towards its portion of the Investment Commitment, as it is installed in the Building Structures or provided to the Project;

(iv)	in relation to any working capital, as it is provided by, or caused to be provided by MCE Leisure in connection with the operation of the Project; or

(v)	in relation to any cash amount, in accordance with terms set out in the COA, generally speaking, within 10 business days of becoming liable to make such contribution.

MCE Leisure’s total investment to the Project up to the Opening is expected to be approximately US$600 million, which is to be contributed by a combination of cash, cash flow and debt financing.

The MCE Loan and Escrow Account

Prior to Closing, MCE Leisure and certain of its Affiliates propose to enter into definitive loan agreements for the purposes of enabling MCE Leisure to fund up to approximately US$325 million equivalent of its initial contribution of the Investment Commitment (the “Bank Loan”).

MCE Leisure is required to open an escrow account in its name before Closing and deposit and maintain a balance of US$50 million until completion of the Project. At any time after the Project is opened to the public, MCE Leisure may notify the Philippine Parties are also expected to contribute the sum of US$25 million to the escrow account thus allowing MCE Leisure to withdraw US$25 million from the account.

Right of First Refusal and Non-compete

If there is an Additional Site Opportunity or Acquisition Opportunity, any of the Philippine Parties or the MCE Parties or any of their Affiliates being granted, offered to grant, or proposed to be offered or granted the Additional Site Opportunity or Acquisition Opportunity (the “Procuring Licensee”) shall not accept, or agree to accept, any such offer or exercise any such rights granted to it by PAGCOR, and shall procure none of its Affiliates will do so, without first offering the other Parties (“Receiving Licensees”) the Additional Site Opportunity or Acquisition Opportunity.

The Procuring Licensee shall provide a notice, inter alia, specifying all material terms and conditions of the Additional Site Opportunity or Acquisition Opportunity (as the case may be) and offering the Receiving Licensees either:

(a)	the opportunity to participate in the Additional Site Opportunity or Acquisition Opportunity (as the case may be) together with Procuring Licensee (“Joint Offer”); or

(b)	the Additional Site Opportunity or Acquisition Opportunity (“Sole Offer”) (Sole Offer together with the Joint Offer, the “Offer”)

The Receiving Licensees must notify the Procuring Licensee during the offer period as specified in the COA if they wish to accept or reject the relevant Offer and, if they wish to accept the Offer, which of the Receiving Licensees wish to accept such offer.

If the Joint Offer is accepted by the Receiving Licensees, the Procuring Licensees and the Receiving Licensees agree to cooperate with each other. If the Sole Offer is accepted by the Receiving Licensees, the Procuring Licensees shall, inter alia, do all things reasonably required by the Receiving Licensee to assist the Receiving Licensees (or any of them) to accept the Additional Site Opportunity or Acquisition Opportunity.

Where no Offer is accepted by the Receiving Licensees, the Procuring Licensee may accept Additional Site Opportunity or Acquisition Opportunity (as the case may be) (not more favorable than the terms set out in the notice) or offer to a third party the Additional Site Opportunity or Acquisition Opportunity (as the case maybe) or the opportunity to participate in the same with Procuring Licensee (not more favorable than the terms set out in the notice). However, if the third party does not accept the Additional Site Opportunity or Acquisition Opportunity, then neither the Procuring Licensee (or any of its Affiliates) nor the third party may accept that opportunity without the Procuring Licensee offering that again to the Procuring Licensee under the requirements set forth in the COA.

Subject to the conditions set out in the COA, each of the Philippine Parties and MCE Parties will not during the period commencing on the date of the COA and ending on the date 5 years after the date of termination of the COA, be involved in similar business situated in the areas specified in the COA for the purpose of preventing potential competition if such termination arises out of the default of the Philippines Parties.

Material Obligations of Belle and the Philippine Parties

Belle must not, without the prior written consent of the MCE Parties, (i) sell, assign, transfer or convey all or any part of the Owned Land or Building Structures or its rights over the Leased Land; or (ii) terminate or give cause to terminate, novate, or amend the SSS Lease Contract.

Belle must maintain the PEZA Registration at all times. The Philippine Parties must not (i) novate, suspend, breach, terminate, revoke, withdraw or amend the PEZA Registration; and (ii) do or agree to do any matter or thing (or fail to do any matter or thing), and must procure that their Affiliates do not do or agree to do any matter or thing (or fail to do any matter or thing), which results in, or could result in, the novation, suspension, breach, termination, revocation, withdrawal, amendment or imposition of conditions on the PEZA Registration.

Obligations, Liabilities and Guarantees

With effect from Closing, none of the Licensees, other than MCE Leisure, shall on behalf of any or all of the Licensees enter into any arrangement, agreement, make any commitment, or incur any obligation or liability to any person (including to any Government Authority) in connection with the Casino License and the Project without the prior consent of MCE Leisure.

Each Licensee acknowledges that the Licensees are jointly and severally liable to PAGCOR under the Casino License. Each Licensee agrees to comply with the Casino Licence and agrees to indemnify each other Licensee for any loss suffered or incurred and finally determined to be arising out of, or in connection with, any breach by such Licensee on and from Closing.

Belle and MCE Leisure will be expected to guarantee certain of their respective obligations under the COA relating to the Project. The MCE Parties agree to indemnify the Philippine Parties for amounts deducted by PAGCOR for delays in the opening of some or all of the Project, where such delays are attributable to a delay in the fit-out of the Project by MCE Leisure.

Term and Termination

The COA may be terminated, among others:

(i)	in the case of no fault of either Party:

(a)	by mutual written consent of the Philippine Parties and MCE Parties; or

(b)	by either Party if there occurs a no-fault termination event.

(ii)	in the case of no fault of MCE Parties: by the MCE Parties on written notice to the Philippine Parties if any act beyond the control of, and not due to the fault of the MCE Parties which results in any of the MCE Parties being prohibited from being involved in, or from the MCE Parties or any MCE Designated Entity operating the Project or the casino, including the passing of any applicable law or, an act of any Government Authority.

(iii)	in the case of Philippine Parties’ default:

by any of the MCE Parties on written notice to the Philippine Parties if:

(a)	there has been a material breach by the Philippine Parties of any warranty, covenant or undertaking in the COA;

(b)	any action is taken by any of the holders of the Belle encumbrances to enforce any of their rights under any of those encumbrances or the SSS Lease Contract is terminated;

(c)	a Philippine Party becomes insolvent;

(d)	if either Belle or PLAI ceases to be controlled by SMIC or if SMIC ceases to be controlled by the Sy family, and SMIC or the Sy family (as applicable) does not regain control within 20 business days of receipt by Belle or PLAI or SMIC (as applicable) of written notice from the MCE Parties requiring it do so;

(e)	the Casino License is terminated or revoked through the fault of the Philippine Parties; or

(f)	any other events or conditions as specified in the COA.

(iv)	in the event of MCE Parties’ default:

by the Philippine Parties on written notice to the MCE Parties if:

(a)	there has been a material breach by any MCE Party of any warranty, covenant or undertaking in the COA;

(b)	an MCE Party becomes insolvent;

(c)	MCE Leisure ceases to be controlled by an MCE Group Company (or any successor to an MCE Group Company (including by merger or amalgamation)) and an MCE Group Company (or any successor to an MCE Group Company (including by merger or amalgamation) does not regain control within twenty business days of receipt by the MCE Parties of written notice from the Philippine Parties; or

(d)	if the Casino License is terminated or revoked through the fault of the MCE Parties.

(v)	in the event of Termination of other Transaction Documents: by any of the Philippine Parties or MCE Parties on written notice to the other on termination of any of the Lease Agreement or the Operating Agreement.

If the COA is terminated in situations of no fault, all obligations of the Parties under the COA shall terminate except those that are expressed to survive termination. The COA expressly provides for termination remedies in the event that the COA is terminated in the situation of no fault (including the provision of particular termination payments — the calculation of which is set out in the COA). In the event that the COA is terminated due to the fault of a Party, the affected Party may bring claims for remedies through arbitration proceedings.

If the COA is terminated, then each Licensee may apply to PAGCOR to be removed from the Casino License. The COA provides the right to the MCE Parties to sell or transfer their interests in the Project following a notice of termination (in certain specific circumstances).

MAJOR TERMS OF THE ACCOMPANYING AGREEMENTS

CAA

To facilitate Closing, on October 25, 2012, the Philippine Parties and the MCE Parties signed the CAA which provides the procedure, requirements and mechanics to achieve Closing. CAA will be effective upon signing. The CAA sets out the obligations that the Parties are expected to satisfy prior to Closing and it provides that Closing shall occur on the date which is 5 business days after the Closing Conditions set out in the CAA are satisfied or waived by the Parties. Closing conditions include the following:

(i)	signing of the Operating Agreement;

(ii)	entry into definitive agreements for the Bank Loan by MCE Leisure;

(iii)	evidence from Jones Lang LaSalle Leechiu that the value of the Land being contributed to the Project by Belle is worth no less than US$150 million; written certifications from Langdon & Seah Philippines, Inc. of total costs incurred by the Philippine Parties in respect of the design and construction of the Phase 1 Building and the Phase 2 Building; and evidence of the Philippine Parties’ good faith estimate of the cost they expect to incur on the design and construction of the Phase 1 Building and the Phase 2 Building, such amount to be no less than US$175 million (when aggregated with design and construction costs already incurred on the Phase 1 Building and the Phase 2 Building);

(iv)	any and all corporate, regulatory, government approvals and other approvals, consents or waivers required by the Philippine Parties under the transaction documents of the Project and which are required to be obtained on or before Closing;

(v)	the PEZA Registration is in full force and effect and has not been amended, varied, novated, supplemented, replaced or substituted;

(vi)	Belle has not violated any of the terms and conditions of the PEZA Registration and complied with all requirements under the PEZA Registration;

(vii)	termination by the Philippine Parties of named contracts and entry into new design construction contracts with the MCE Parties;

(viii)	PAGCOR’s approval of an implementation plan for the Project; and

(ix)	PAGCOR’s issue of the Provisional License with effect from Closing with the Philippine Parties and MCE Parties (only) as named Licensees and nominating MCE Leisure as the sole and exclusive representative of the named licensees and holders of the Provisional License.

The CAA may be terminated at any time before Closing by mutual written consent of the Philippine Parties and the MCE Parties; or by either of the parties if a final non-appealable order of a Government Authority is issued prohibiting the transactions to be taken at Closing; by either party in the event of a material breach by the other where such breach prevents certain conditions to Closing occurring and the breach is not waived or remedied within 5 days of notification of such breach; by either party if the Casino License has been revoked for a period of 15 consecutive days or more prior to the cut-off date (the “Cut-Off Date”, being 12 months after the date of CAA); by the MCE Parties if there is a breach of the FCPA undertakings or pre-Closing commitments by the Philippine Parties, and by either party if Closing has not occurred by the Cut-Off Date except where such party’s failure to perform an obligation under the CAA has resulted in the failure of Closing prior to the Cut-Off Date. If the CAA is terminated, all obligations under it shall terminate and no party shall have any claims for breaches except those that occurred prior to termination.

The Philippine Parties agree that if Closing does not occur other than due to the default of the MCE Parties, they will reimburse the MCE Parties on account of costs in anticipation of Closing and for the benefit of the Project, up to an amount of US$5 million in aggregate plus all costs and expenses incurred by the MCE Parties in entering into or terminating any agreements contemplated under Schedule 5 of the CAA.

The Operating Agreement

The Operating Agreement will be signed on Closing and will be effective upon signing. The Operating Agreement will be entered into for the purpose of governing the operation of the Project with a term commencing from the date of signing of the Operating Agreement until the expiry of the Casino License (currently expected to be on July 11, 2033, i.e. 21 years). The Operating Agreement shall continue in full force and effect for the period of the Casino License (as that license is extended, restored or renewed), unless terminated earlier in accordance with the terms of the Operating Agreement. Pursuant to the Operating Agreement, MCE Leisure will be appointed as the sole and exclusive operator and manager of the Project, and it shall be responsible for, and have sole discretion and control over, all matters relating to the management and operation of the Project.

It is intended under the Operating Agreement that in consideration of PLAI agreeing to the appointment of MCE Leisure as the Special Purpose Entity in place of PLAI, MCE Leisure shall pay to PLAI (if applicable) certain monthly payments (“Monthly Payments”) to be derived from the gaming revenues to be generated from the Project. In addition, MCE Leisure shall be entitled to retain all profits from non-gaming operations and shall be responsible for the license fee to PAGCOR under the Casino License and all applicable costs and expenses relating to the operation and management of the Project. The aforesaid license fee, costs and expenses shall be deducted in calculating the applicable Monthly Payments.

The Operating Agreement may be terminated by mutual written consent of Parties; by either of them if the other party materially breaches the agreement and such breach is not capable of remedy or remedied to the reasonable satisfaction of the non-breaching party within 60 days; or by either of them if any of the transaction documents are terminated in accordance with their terms.

PLAI and MCE Leisure shall each have the right to terminate the Operating Agreement upon the COA or the Lease Agreement being terminated pursuant to their respective provisions.

If the Operating Agreement is terminated:

(a)	the Parties shall be entitled to exercise whatever remedies they have under the COA only; and

(b)	none of the Parties shall be entitled to damages or any other remedy for any losses suffered or incurred by any other Party under the Operating Agreement whatsoever (including arising out of, or relating to, the events giving rise to the right of termination).

Lease Agreement

Belle and MCE Leisure entered into the Lease Agreement on October 25, 2012, which will not be effective until Closing. Under the Lease Agreement, Belle will lease to MCE Leisure a portion of the Land and Building Structures for the period from Closing (or such date to be determined under the Lease Agreement) until the termination of the Operating Agreement with rental payment on terms agreed between the Parties (the “Lease Term”).

The Land and Building Structures shall be used by MCE Leisure and any of its Affiliates exclusively as a hotel, casino, and resort complex, with retail, entertainment, convention, exhibition, food and beverage services as well as other activities ancillary, related to, or incidental to, the operation of any of such activities.

MCE Leisure shall pay a monthly rent for lease of the Land and Building Structures which has been determined on the basis of an arm’s length negotiation by reference to prevailing market rents. Despite other provisions in the Lease Agreement, the amount of the deductible and management allowance under the Operating Agreement must not exceed the rent payable under the Lease Agreement.

The estimated average annual rent for the first 9 years of the lease will be approximately US$44.8 million (excluding value added tax). After this period, the annual rent will be re-rated, in the case of the Land and Phase 1 Building, on December 31, 2021 and in the case of the Phase 2 Building, on December 31, 2022, and adjusted to the then market rates for similar properties in the area the Project is located based on the advice from a third party professional valuer which shall be agreed upon between the parties to the Lease Agreement, and subsequent years’ rent will also be adjusted on a yearly basis by the then annual inflation rate as determined by the Philippine National Economic Development Authority or similar agency. Taking the rental payment and other various payments between the Parties into consideration as a whole, the broad economic arrangement between the Parties is designed to allocate total property EBITDA approximately equally, subject to overall property revenue and profitability levels. Various allowances retained by MCE Leisure are aimed to partially offset the rent payment made to Belle.

Belle has confirmed in the Lease Agreement that it has valid and existing leasehold rights over the SSS Land for the period ending August 22, 2035, is not in breach or has not committed or failed to commit an act which will result in a breach of the SSS Lease Contract and has valid and legal authority and power to lease to MCE Leisure the SSS Land for the entire duration of the Lease Term.

If the CAA is terminated on or before Closing, the Lease Agreement shall be automatically terminated. In addition, Belle can terminate the Lease Agreement under certain specified circumstances provided in the Lease Agreement, e.g. if MCE Leisure fails to pay the rent or substantially observe any of the material covenants of the Lease Agreement and has not remedied such breach within 60 days. MCE Leisure can terminate the lease if Belle fails to observe the material covenants of the Lease Agreement and has not remedied the breach within 60 days. MCE Leisure and Belle shall each have the right to terminate the lease upon termination of the COA or the Operating Agreement pursuant to their respective provisions.

If the Building Structures are damaged or destroyed and the Land and Building Structures cannot be used by MCE Leisure, MCE Leisure shall not be liable to pay rent for the period that the premises cannot be used. Where useability is diminished because of damage or destruction, MCE Leisure’s obligation to pay rent is reduced by reference to the proportion of reduction in useability. If the Casino License is suspended through no fault of MCE Leisure, it shall not be liable to pay rent for the period of suspension.

Belle and MCE Leisure shall each have the right to terminate the Lease Agreement upon the COA or the Operating Agreement being terminated pursuant to their respective provisions.

If this Lease Agreement is terminated:

(a)	the Parties shall be entitled to exercise whatever remedies they have under the COA only;

(b)	none of the Parties shall be entitled to damages or any other remedy for any losses suffered or incurred by the other Party under the Lease Agreement in the event of termination (including arising out of, or relating to, the events giving rise to the right of termination); and

(c)	without limiting its rights under the Lease Agreement or the COA, the lessee shall have the right to remove all of its personal property, inventory, equipment, furniture and trade fixtures from the leased premises without interference from the lessor.

OTHER INFORMATION IN RELATION TO THE PROJECT

The Project is still in development stage and has not incurred any profits or losses to date. MCE Leisure was incorporated on August 30, 2012 and set up to be the recognized operating entity under the Casino License.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole. The Company, while currently solely focused on Macau, actively evaluates future expansion opportunities throughout Asia, particularly given the region’s expected economic growth and further development of its leisure and tourism industries. Asia is widely regarded as the fastest-growing gaming region in the world, as evidenced by the size and growth of Macau’s gaming market.

The success of Macau as a gaming and entertainment destination has led to the proliferation of gaming across the Asia Pacific region, driving the development of casino, hotel, entertainment and retail resorts, as recently illustrated in Singapore.

The Philippines is a popular tourist destination in Southeast Asia and is closely located to a range of important tourism markets, including South Korea, Taiwan, Japan and China. In 2011, the Philippines Department of Tourism recorded 3.9 million visiting tourists. While South Koreans and Americans are the largest tourist groups, China continues to contribute a greater share of visitors to the Philippines.

The potential expansion into new jurisdictions where the Company expects strong returns on capital should further diversify the Company’s exposure in Asia, delivering incremental sources of earnings and cash flow and providing the Company with a larger platform for further expansion and opportunities to drive shareholder value.

The Company considers its experience in developing world-class integrated resorts such as the City of Dreams in Macau will allow it to take advantage of the anticipated growth in the leisure and tourism industries in the Philippines, which will cater to an increasingly affluent and growing Asian middle class who continue to seeking new travel destinations and experiences.

The right business partners are a key element to ensuring the Company’s success in the Philippines. The Philippine Parties have significant development, tourism, gaming and leisure experience and this together with their local knowledge will benefit the Company and its shareholders in this exciting new business venture.

ABOUT THE PHILIPPINE PARTIES

SMIC, listed on the Philippines Stock Exchange (the “PSE”), is the holding company of the SM Group and one of the largest conglomerates in the Philippines. SMIC is engaged in 5 core businesses through its subsidiaries, namely, shopping mall development and leasing, retail merchandising, financial services, real estate development and tourism, and hotels and conventions.

Belle is a property developer listed on the PSE. Belle’s property development projects are located primarily in Tagaytay City and Batangas, which include, among others, Alta Mira, Fairfield Lakeside Fairways, Lakeview Heights, Pinecrest Village, Plantation Hills, Tagaytay Highlands Golf Club, and Tagaytay Midlands Golf Club.

PLAI is a gaming and leisure corporation, and a grantee by the PAGCOR of the Provisional License to operate integrated resorts, including casinos, in the vicinity of the Bagong Nayong Pilipino Manila Bay Entertainment City and the Newport City Integrated Resort.

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiries, the Philippine Parties and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

ABOUT MELCO CROWN ENTERTAINMENT LIMITED

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (Nasdaq: MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www. mochaclubs.com), comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a large integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-chairman, an executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by executive chairman Mr. James Packer, who is also Co-chairman and a non-executive Director of Melco Crown Entertainment.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

DEFINITIONS

Acquisition Opportunity	:	an opportunity to acquire a direct or indirect interest in a casino complex in the Philippines or any hotel or similar venue in the Philippines which includes a casino complex;

Additional Site Opportunity	:	an opportunity which PAGCOR grants, offers to grant, or proposes to grant or offer to grant to (i) the Philippine Parties or any of their respective Affiliates, the right to either or both develop and operate a casino complex situated in the Philippines; or (ii) any of the MCE Parties or any of their respective Affiliates from time to time, the right to either or both develop and operate a casino complex situated in the Philippines;

Affiliate	:	with respect to a party, any person which either directly or indirectly controls, or which is controlled by, or is under common control with, the party;

Belle	:	Belle Corporation, a corporation incorporated in the Philippines, whose office address is at the 5th Floor, 2 E-com Center, Mall of Asia Complex, J.W. Diokno Boulevard, Pasay City, Metro Manila, Philippines;

Building Structures	:	the Phase 1 Building and the Phase 2 Building;

Casino License	:	the Provisional License and, upon its issuance, the Regular Casino License, as the same may be amended, supplemented, or modified from time to time in accordance with the terms thereof;

Closing	:	satisfaction by the Parties of relevant obligations and other conditions to give effect to the CAA, COA and Lease Agreement;

Government Authority	:	any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to the government (including PAGCOR);

Investment Commitment	:	the amount of at least US$1 billion required by PAGCOR for granting the Regular Casino License;

Land	:	those parcels of land located in Aseana Boulevard, Macapagal Avenue, Parañaque City, Philippines beneficially owned or leased by Belle, more particularly identified as the area highlighted in yellow on the map attached as Exhibit A to the COA;

Lease Agreement	:	the contract of lease entered into by Belle and MCE Leisure for the lease of the Land and Building Structures on or before the date of the COA;

Leased Land	:	those parcels of land forming part of the Land which are leased by Belle from the SSS as amended and lessor of the Leased Land under the contract of lease dated April 22, 2010, as amended by the amendment to contract of lease dated May 14, 2012;

Licensee(s)	:	the named licensees and holders of the Casino License on and from Closing;

MCE Designated Entity(ies)	:	an entity designated by the MCE Parties as such and notified by them to the Philippine Parties;

MCE Holdings	:	MCE Holdings (Philippines) Corporation, a corporation incorporated in the Philippines, with office address c/o 21st Floor Philamlife Tower, Paseo de Roxas, Makati, Metro Manila, Philippines;

MCE Holdings 2	:	MCE Holdings No. 2 (Philippines) Corporation, a corporation incorporated in the Philippines, with principal office at c/o 21st Floor Philamlife Tower, Paseo de Roxas, Makati, Metro Manila, Philippines;

MCE Leisure	:	MCE Leisure (Philippines) Corporation, a corporation incorporated in the Philippines, with office address c/o 21st Floor Philamlife Tower, Paseo de Roxas, Makati, Metro Manila, Philippines;

MCE Parties	:	each of MCE Holdings, MCE Holdings 2 and MCE Leisure shall be known as a “MCE Party” and collectively as the “MCE Parties”;

Opening	:	the opening of some or all of the casino, which is to be operated under the Casino License by the Operating Company on the terms of the Operating Agreement, to the public;

Operating Company	:	MCE Leisure or any MCE Designated Entity being the operator of the Project;

Owned Land	:	such portions of the Land covered by the transfer certificates of title specified in the COA;

PAGCOR	:	Philippine Amusement and Gaming Corporation, or any agency succeeding to the functions thereof;

PEZA Registration	:	the registration agreement between Philippine Economic Zone Authority (“PEZA”) and Belle and issuance by PEZA of a Certificate of Registration to Belle on the registration of the Land as a Tourism Ecozone;

Phase 1 Building	:	the building located on the Land and comprised of six hotel tower blocks sitting on a three storey podium structure and more specifically described in a project plan exhibited to the COA;

Phase 2 Building	:	the six level car park and a connecting bridge to Phase 1 Building on Level 2 and the featured structure located on the Land and more specifically described in a project plan exhibited to the COA;

PLAI	:	PremiumLeisure and Amusement, Inc., a company incorporated in the Philippines, whose principal address is at the fifth floor, 2 E com Center, Mall of Asia Complex, Pasay City, Philippines;

Podium Facade	:	the Phase 1 Podium Façade and Phase 2 Podium Façade in each case as described in COA;

Project	:	the casino, hotel, retail and entertainment complex (including the Building Structures) under construction on the Land, and which, when completed will, together with its associated businesses, be operated on the Land and Building Structures by the Operating Company;

Provisional License	:	PAGCOR Provisional Casino License No. CA/License Reg. No. 08-003 issued by PAGCOR and evidenced by the Certificate of Affiliation and Provisional License dated December 12, 2008, for the establishment and operation of a casino, hotel, retail and entertainment complex for both local and foreign patrons in PAGCOR’s Entertainment City in Manila, Philippines, as amended and restated by PAGCOR on Closing;

Regular Casino License	:	the regular casino gaming license to be issued to the Licensees in accordance with Article IV, Sections 1, 2, and 3 of the Provisional License;

SM Group	:	the companies listed in the following and each of which with principal office address at 10th Floor, One E-com Center, Mall of Asia Complex, J.W. Diokno Boulevard, Pasay City and (each an “SM Group Company”):

SM Investments Corporation
SM Land, Inc.
SM Hotels Corporation
SM Commercial Properties, Inc.
SM Development Corporation

SMIC	:	SM Investments Corporation, a company incorporated in the Philippines and whose principal office address is at 10th Floor, One E-com Center, Mall of Asia Complex, J.W. Diokno Boulevard, Pasay City;

Special Purpose Entity	:	the entity referred to as such in the Casino License and having the powers, rights, duties and obligations conferred on, or reserved to, that entity under the Casino License;

SSS	:	the Social Security System, a corporate body created under Republic Act No. 1161, as amended and lessor of the Leased Land;

SSS Lease Contract	:	the contract of lease between SSS and Belle dated April 22, 2010 as amended on May 14, 2012; and

Transaction	:	the transaction to be entered into among the Parties for the Project, reflected in the COA, and the Accompanying Agreements.

BOARD OF DIRECTORS

As of the date of this announcement, the executive Director is Lawrence Yau Lung Ho; the non-executive Directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive Directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

By Order of the Board of
Melco Crown Entertainment Limited
Ho, Lawrence Yau Lung
Co-Chairman and Chief Executive Officer

Hong Kong, October 25, 2012

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.